Exhibit 99.1



SERVICE CORPORATION INTERNATIONAL

ANNOUNCES THIRD QUARTER 2023 FINANCIAL RESULTS

Conference call on Thursday, November 2, 2023, at 8:00 a.m. Central Time.

HOUSTON, Texas, November 1, 2023 . . . Service Corporation International (NYSE: SCI), the largest provider of deathcare products and services in North America, today reported results for the third quarter of 2023.

Third Quarter Highlights:
- Revenue increased $24.1 million over the third quarter of 2022 to just over $1.0 billion.
- GAAP earnings per share were $0.80 compared to $0.76 in the third quarter of 2022.
- Adjusted earnings per share grew 15% to $0.78 compared to $0.68 in the third quarter of 2022.
- Net cash provided by operating activities was $227.8 million compared to $182.6 million in the third quarter of 2022.
- Comparable core funeral sales average grew 4.3%.
- Comparable preneed funeral sales production grew $15 million, or 4.9%.

Tom Ryan, the Company's Chairman and CEO, commented on the third quarter performance:
"Today we are proud to announce strong results that meaningfully grew over the prior year despite what continues to be a challenging consumer and interest rate environment. Adjusted earnings per share grew 15% over the prior year third quarter to $0.78. Gross profit grew $23 million primarily driven by higher recognized cemetery preneed revenue. Net cash provided by operating activities also increased $45 million to $228 million primarily due to expected lower cash tax payments offsetting higher cash interest payments.

I would like to thank our 25,000 associates for their unwavering commitment in providing excellent service to our client families. Despite the challenging near term consumer and interest rate trends, we remain focused on our long-term growth strategy, which is on track as we continue to grow revenue, leverage our unparalleled scale, and allocate our capital wisely to enhance shareholder value."

Details of our third quarter 2023 financial results and the unaudited consolidated financial statements can be found in the Appendix at the end of this press release. The table below summarizes our key financial results.

(Dollars in millions, except for per share amounts)	Three months ended September 30,		Nine months ended September 30,	
	2023	**2022**	**2023**	**2022**
Revenue	$ 1,001.9	$ 977.7	$ 3,044.0	$ 3,081.0
Operating income	$ 223.0	$ 203.4	$ 702.1	$ 760.4
Net income attributable to common stockholders	$ 122.0	$ 120.9	$ 398.9	$ 473.0
Diluted earnings per share	$ 0.80	$ 0.76	$ 2.60	$ 2.93
Earnings excluding special items [1]	$ 119.1	$ 108.8	$ 390.9	$ 463.6
Diluted earnings per share excluding special items [1]	$ 0.78	$ 0.68	$ 2.55	$ 2.87
Diluted weighted average shares outstanding	152.3	159.1	153.6	161.4
Net cash provided by operating activities	$ 227.8	$ 182.6	$ 591.5	$ 655.4
Net cash provided by operating activities excluding special items [1]	$ 227.8	$ 182.6	$ 604.8	$ 655.4

(1) Earnings excluding special items, diluted earnings per share excluding special items, and net cash provided by operating activities excluding special items are non-GAAP financial measures. These items are also referred to as "adjusted earnings per share" and "adjusted operating cash flow". A reconciliation from net income attributable to common stockholders, diluted earnings per share, and net cash provided by operating activities in accordance with generally accepted accounting principles in the United States (GAAP) can be found later in this press release under the headings "Cash Flow and Capital Spending" and "Non-GAAP Financial Measures" in the Appendix at the end of this press release.

- Diluted earnings per share was $0.80 in the third quarter of 2023 compared to $0.76 in the third quarter of 2022. The current year quarter benefited from $2.5 million of net gains on divestitures while the prior year quarter was favorably impacted by $14.4 million of net gains on divestitures. Diluted earnings per share excluding special items was $0.78 in the third quarter of 2023 compared to $0.68 in the third quarter of 2022. The growth of ten cents over the prior year is primarily related to higher cemetery revenue combined with lower fixed costs resulting in higher gross profit. Additionally, lower corporate general and administrative expenses combined with a lower share count offset the impact of higher interest expense.

- Net cash provided by operating activities grew $45.2 million to $227.8 million in the third quarter of 2023 compared to $182.6 million in the third quarter of 2022. The increase in operating cash flow is primarily due to lower expected cash tax payments and higher operating income, which more than offset higher cash interest payments.

OUTLOOK FOR 2023

Our annual guidance ranges for 2023 detailed below have not changed and are consistent with our previously reported outlook for 2023. The forecast for cash taxes includes the impact related to a change in tax accounting method related to our cemetery segment, which will defer cash taxes into future years. Our outlook for net cash provided by operating activities also excludes special items relating to the payments of certain estimated legal charges of $64.6 million recognized in the fourth quarter of 2022.

(Dollars in millions, except per share amounts)	2023 Outlook
Diluted earnings per share excluding special items [1]	$3.40 - $3.60
Net cash provided by operating activities excluding special items and cash taxes [1]	$920 - $960
Cash taxes expected in 2023 (at the midpoint of Diluted earnings per share guidance)	$80 - $90
Net cash provided by operating activities excluding special items [1]	$830 - $880
Capital improvements at existing field locations	$115 - $125
Development of cemetery property	$125 - $135
Digital investments and corporate	$50
Total maintenance, cemetery development, and other capital expenditures (Maintenance capital expenditures)	$290 - $310

(1) Diluted earnings per share excluding special items and net cash provided by operating activities excluding special items are non-GAAP financial measures. We normally reconcile these non-GAAP financial measures from diluted earnings per share and net cash provided by operating activities; however, diluted earnings per share and net cash provided by operating activities calculated in accordance with GAAP are not currently accessible on a forward-looking basis. Our outlook for 2023 excludes the following because this information is not currently available for 2023: Expenses net of insurance recoveries related to weather events and hurricanes, gains or losses associated with asset divestitures, gains or losses associated with the early extinguishment of debt, potential tax reserve adjustments and IRS payments and/or refunds, acquisition and integration costs, system implementation and transition costs, and potential costs or cash outflows associated with estimated litigation charges or legal settlements or the recognition of receivables for insurance recoveries associated with litigation, or deferred tax payments. The foregoing items could materially impact our forward-looking diluted earnings per share and/or our net cash provided by operating activities calculated in accordance with GAAP.

CONFERENCE CALL AND WEBCAST

We will host a conference call on Thursday, November 2, 2023, at 8:00 a.m. Central Time. A question and answer session will follow a brief presentation made by management. The conference call dial-in numbers are (888) 317-6003 (US) or (412) 317-6061 (International) with the passcode of 7598222. The conference call will also be broadcast live via the Internet and can be accessed through our website at www.sci-corp.com. A replay of the conference call will be available through November 9, 2023 and can be accessed at (877) 344-7529 (US) or (412) 317-0088 (International) with the passcode of 7499159. Additionally, a replay of the conference call will be available on our website for approximately three months.

ABOUT SERVICE CORPORATION INTERNATIONAL

Service Corporation International (NYSE: SCI), headquartered in Houston, Texas, is North America's leading provider of funeral, cemetery and cremation services, as well as final-arrangement planning in advance, serving more than 600,000 families each year. Our diversified portfolio of brands provides families and individuals a full range of choices to meet their needs, from simple cremations to full life celebrations and personalized remembrances. Our Dignity Memorial® brand is the name families turn to for professionalism, compassion, and attention to detail that is second to none. At September 30, 2023, we owned and operated 1,486 funeral service locations and 489 cemeteries (of which 304 are combination locations) in 44 states, eight Canadian provinces, the District of Columbia, and Puerto Rico. For more information about Service Corporation International, please visit our website at www.sci-corp.com. For more information about Dignity Memorial®, please visit www.dignitymemorial.com.

For additional information contact:

Investors:	Debbie Young - Director / Investor Relations	(713) 525-9088
Media:	Jay Andrew - Assistant Vice President / Corporate Communications	(713) 525-3468

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

The statements in this press release that are not historical facts are forward-looking statements made in reliance on the "safe harbor" protections provided under the Private Securities Litigation Reform Act of 1995. These statements may be accompanied by words such as "believe," "estimate," "project," "expect," "anticipate," "predict," or other similar words that convey the uncertainty of future events or outcomes. The absence of these words, however, does not mean that the statements are not forward-looking. These statements are based on assumptions that we believe are reasonable; however, many important factors could cause our actual results in the future to differ materially from the forward-looking statements made herein and in any other documents or oral presentations made by us, or on our behalf. Important factors, which could cause actual results to differ materially from those in forward-looking statements include, among others, the following:

- Our affiliated trust funds own investments in securities, which are affected by market conditions that are beyond our control.
- We may be required to replenish our affiliated funeral and cemetery trust funds to meet minimum funding requirements, which would have a negative effect on our earnings and cash flow.
- Our ability to execute our strategic plan depends on many factors, some of which are beyond our control.
- We may be adversely affected by the effects of inflation.
- Our results may be adversely affected by significant weather events, natural disasters, catastrophic events or public health crises.
- Our credit agreements contain covenants that may prevent us from engaging in certain transactions.
- If we lost the ability to use surety bonding to support our preneed activities, we may be required to make material cash payments to fund certain trust funds.
- Increasing death benefits related to preneed contracts funded through life insurance or annuity contracts may not cover future increases in the cost of providing a price-guaranteed service.
- The financial condition of third-party life insurance companies that fund our preneed contracts may impact our future revenue.
- Unfavorable publicity could affect our reputation and business.
- Our failure to attract and retain qualified sales personnel could have an adverse effect on our business and financial condition.
- We use a combination of insurance, self-insurance, and large deductibles in managing our exposure to certain inherent risks; therefore, we could be exposed to unexpected costs that could negatively affect our financial performance.
- Declines in overall economic conditions beyond our control could reduce future potential earnings and cash flows and could result in future impairments to goodwill and/or other intangible assets.
- Any failure to maintain the security of the information relating to our customers, their loved ones, our associates, and our vendors could damage our reputation, could cause us to incur substantial additional costs and to become subject to litigation, and could adversely affect our operating results, financial condition, or cash flow.
- Our Canadian business exposes us to operational, economic, and currency risks.
- Our level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, and may prevent us from fulfilling our obligations under our indebtedness.
- A failure of a key information technology system or process could disrupt and adversely affect our business.
- Failure to maintain effective internal control over financial reporting could adversely affect our results of operations, investor confidence, and our stock price.
- The funeral and cemetery industry is competitive.
- If the number of deaths in our markets declines, our cash flows and revenue may decrease. Changes in the number of deaths are not predictable from market to market or over the short term.
- If we are not able to respond effectively to changing consumer preferences, our market share, revenue, and/or profitability could decrease.
- The continuing upward trend in the number of cremations performed in North America could result in lower revenue, operating profit, and cash flows.
- Our funeral and cemetery businesses are high fixed-cost businesses.
- Risks associated with our supply chain could materially adversely affect our financial performance.
- Regulation and compliance could have a material adverse impact on our financial results.
- Unfavorable results of litigation could have a material adverse impact on our financial statements.
- Cemetery burial practice claims could have a material adverse impact on our financial results.
- The application of unclaimed property laws by certain states to our preneed funeral and cemetery backlog could have a material adverse impact on our liquidity, cash flows, and financial results.
- Changes in taxation as well as the inherent difficulty in quantifying potential tax effects of business decisions could have a material adverse effect on the results of our operations, financial condition, or cash flows.

For further information on these and other risks and uncertainties, see our Securities and Exchange Commission filings, including our 2022 Annual Report on Form 10-K. Copies of this document as well as other SEC filings can be obtained from our website at www.sci-corp.com. We assume no obligation and make no undertaking to publicly update or revise any forward-looking statements made herein or any other forward-looking statements made by us whether as a result of new information, future events, or otherwise.


Consolidated Statement of Operations (Unaudited)

(Dollars in thousands, except per share amounts)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2023	2022	2023	2022
Revenue	$ 1,001,859	$ 977,720	$ 3,043,982	$ 3,080,978
Cost of revenue	(748,176)	(746,764)	(2,239,737)	(2,206,464)
Gross profit	253,683	230,956	804,245	874,514
Corporate general and administrative expenses	(33,213)	(41,911)	(112,294)	(129,336)
Gains on divestitures and impairment charges, net	2,542	14,403	10,187	15,186
Operating income	223,012	203,448	702,138	760,364
Interest expense	(61,512)	(43,508)	(174,904)	(123,107)
Losses on early extinguishment of debt	—	—	(1,114)	(1,225)
Other income (expense), net	128	(1,514)	2,647	(2,489)
Income before income taxes	161,628	158,426	528,767	633,543
Provision for income taxes	(39,585)	(37,521)	(129,543)	(159,925)
Net income	122,043	120,905	399,224	473,618
Net income attributable to noncontrolling interests	(72)	(55)	(302)	(585)
Net income attributable to common stockholders	$ 121,971	$ 120,850	$ 398,922	$ 473,033
Basic earnings per share:				
Net income attributable to common stockholders	$ 0.81	$ 0.77	$ 2.63	$ 2.98
Basic weighted average number of shares	150,630	156,781	151,654	158,921
Diluted earnings per share:				
Net income attributable to common stockholders	$ 0.80	$ 0.76	$ 2.60	$ 2.93
Diluted weighted average number of shares	152,289	159,100	153,554	161,398

Consolidated Balance Sheet (Unaudited)

(Dollars in thousands, except share amounts)

		September 30, 2023		December 31, 2022
ASSETS				
Current assets:				
Cash and cash equivalents	$	172,710	$	191,938
Receivables, net		84,118		96,681
Inventories		34,190		31,740
Income tax receivable		131,152		7,021
Other		31,631		32,466
Total current assets		453,801		359,846
Preneed receivables, net and trust investments		5,827,850		5,577,499
Cemetery property		1,988,636		1,939,816
Property and equipment, net		2,442,085		2,350,549
Goodwill		1,964,687		1,945,588
Deferred charges and other assets, net		1,227,196		1,190,426
Cemetery perpetual care trust investments		1,778,882		1,702,313
Total assets	$	15,683,137	$	15,066,037
LIABILITIES & EQUITY				
Current liabilities:				
Accounts payable and accrued liabilities	$	641,757	$	707,488
Current maturities of long-term debt		62,646		90,661
Income taxes payable		8,469		1,131
Total current liabilities		712,872		799,280
Long-term debt		4,511,533		4,251,083
Deferred revenue, net		1,651,713		1,624,028
Deferred tax liability		611,676		445,040
Other liabilities		436,491		411,376
Deferred receipts held in trust		4,351,637		4,163,520
Care trusts' corpus		1,776,520		1,698,287
Equity:				
Common stock, $1 per share par value, 500,000,000 shares authorized, 156,834,670 and 156,088,438 shares issued, respectively, and 149,555,188 and 153,940,365 shares outstanding, respectively		149,555		153,940
Capital in excess of par value		950,739		958,329
Retained earnings		514,811		544,384
Accumulated other comprehensive income		15,326		16,538
Total common stockholders' equity		1,630,431		1,673,191
Noncontrolling interests		264		232
Total equity		1,630,695		1,673,423
Total liabilities and equity	$	15,683,137	$	15,066,037

Consolidated Statement of Cash Flows (Unaudited)

(Dollars in thousands)	Nine months ended September 30,	
	2023	**2022**
Cash flows from operating activities:		
Net income	$ 399,224	$ 473,618
Adjustments to reconcile net income to net cash provided by operating activities:		
Loss on early extinguishment of debt	1,114	1,225
Depreciation and amortization	141,228	130,451
Amortization of intangibles	14,158	14,059
Amortization of cemetery property	71,892	69,059
Amortization of loan costs	5,133	5,182
Provision for expected credit losses	6,997	11,404
Provision for deferred income taxes	166,786	7,302
Gains on divestitures and impairment charges, net	(10,187)	(15,186)
Gain on sale of investments	—	(1,169)
Share-based compensation	11,786	11,063
Change in assets and liabilities, net of effects from acquisitions and divestitures:		
Decrease in receivables	11,781	15,349
(Increase) decrease in other assets	(161,687)	2,622
Decrease in payables and other liabilities	(21,961)	(17,147)
Effect of preneed sales production and maturities:		
Increase in preneed receivables, net and trust investments	(162,087)	(248,289)
Increase in deferred revenue, net	105,923	173,474
Increase in deferred receipts held in trust	11,358	22,426
Net cash provided by operating activities	591,458	655,443
Cash flows from investing activities:		
Capital expenditures	(267,752)	(252,763)
Business acquisitions, net of cash acquired	(72,535)	(13,488)
Real estate acquisitions	(41,084)	(8,901)
Proceeds from divestitures and sales of property and equipment	22,713	31,394
Proceeds from sale of investments and other	—	1,330
Payments for Company-owned life insurance policies	(8,050)	(1,788)
Proceeds from Company-owned life insurance policies and other	10,119	—
Net cash used in investing activities	(356,589)	(244,216)
Cash flows from financing activities:		
Proceeds from issuance of long-term debt	737,433	325,000
Debt issuance costs	(7,471)	—
Scheduled payments of debt	(16,402)	(27,212)
Early payments and extinguishment of debt	(490,973)	(65,591)
Principal payments on finance leases	(25,678)	(26,779)
Proceeds from exercise of stock options	16,106	16,840
Purchase of Company common stock	(340,279)	(586,562)
Payments of dividends	(125,543)	(118,435)
Bank overdrafts and other	(9,362)	(13,854)
Net cash used in financing activities	(262,169)	(496,593)
Effect of foreign currency	(298)	(4,744)
Net decrease in cash, cash equivalents, and restricted cash	(27,598)	(90,110)
Cash, cash equivalents, and restricted cash at beginning of period	204,524	278,555
Cash, cash equivalents, and restricted cash at end of period	$ 176,926	$ 188,445

Consolidated Segment Results

(See definitions of revenue line items later in this appendix.)

(Dollars in millions, except average revenue per service)	Three months ended September 30,		Nine months ended September 30,	
	2023	2022	2023	2022
Consolidated funeral:				
Atneed revenue	$ 283.0	$ 291.6	$ 884.8	$ 931.0
Matured preneed revenue	172.3	167.4	533.7	528.1
Core revenue	455.3	459.0	1,418.5	1,459.1
Non-funeral home revenue	21.9	18.2	63.7	56.7
Recognized preneed revenue	33.0	40.1	119.9	125.8
Other revenue	44.6	36.7	127.8	110.3
Total revenue	$ 554.8	$ 554.0	$ 1,729.9	$ 1,751.9
Gross profit	$ 109.7	$ 101.8	$ 374.8	$ 414.5
Gross profit percentage	19.8 %	18.4 %	21.7 %	23.7 %
Funeral services performed	85,139	87,976	268,414	279,924
Average revenue per service	$ 5,605	$ 5,424	$ 5,522	$ 5,415

(Dollars in millions)	Three months ended September 30,		Nine months ended September 30,	
	2023	2022	2023	2022
Consolidated cemetery:				
Atneed property revenue	$ 35.5	$ 35.4	$ 105.9	$ 114.8
Atneed merchandise and service revenue	74.7	73.2	222.5	226.6
Total atneed revenue	110.2	108.6	328.4	341.4
Recognized preneed property revenue	214.6	200.8	626.0	640.4
Recognized preneed merchandise and service revenue	93.1	85.7	269.1	255.5
Total recognized preneed revenue	307.7	286.5	895.1	895.9
Core revenue	417.9	395.1	1,223.5	1,237.3
Other cemetery revenue	29.2	28.7	90.6	91.8
Total revenue	$ 447.1	$ 423.8	$ 1,314.1	$ 1,329.1
Gross profit	$ 143.9	$ 129.1	$ 429.5	$ 460.1
Gross profit percentage	32.2 %	30.5 %	32.7 %	34.6 %

Comparable Funeral Results

The table below details comparable funeral results of operations ("same store") for the three months ended September 30, 2023 and 2022. We consider comparable funeral operations to be those businesses owned for the entire period beginning January 1, 2022 and ending September 30, 2023.

(Dollars in millions, except average revenue per service and average revenue per contract sold)	Three months ended September 30,			
	2023	2022	Var	%
Comparable funeral revenue:				
Atneed revenue [1]	$ 276.6	$ 289.7	$ (13.1)	(4.5)%
Matured preneed revenue [2]	170.1	167.2	2.9	1.7 %
Core revenue [3]	446.7	456.9	(10.2)	(2.2)%
Non-funeral home revenue [4]	21.3	18.1	3.2	17.7 %
Recognized preneed revenue [5]	32.3	40.1	(7.8)	(19.5)%
Other revenue [6]	44.0	36.6	7.4	20.2 %
Total comparable revenue	$ 544.3	$ 551.7	$ (7.4)	(1.3)%
Comparable gross profit	$ 108.5	$ 102.7	$ 5.8	5.6 %
Comparable gross profit percentage	19.9 %	18.6 %	1.3 %	
Comparable funeral services performed:				
Atneed	44,865	48,427	(3,562)	(7.4)%
Matured preneed	25,010	26,097	(1,087)	(4.2)%
Total core	69,875	74,524	(4,649)	(6.2)%
Non-funeral home	13,129	13,045	84	0.6 %
Total comparable funeral services performed	83,004	87,569	(4,565)	(5.2)%
Comparable core cremation rate	56.3 %	55.1 %	1.2 %	
Total comparable cremation rate [7]	63.0 %	61.7 %	1.3 %	
Comparable funeral average revenue per service:				
Atneed	$ 6,165	$ 5,982	$ 183	3.1 %
Matured preneed	6,801	6,407	394	6.1 %
Total core	6,393	6,131	262	4.3 %
Non-funeral home	1,622	1,388	234	16.9 %
Total comparable average revenue per service	$ 5,638	$ 5,424	$ 214	3.9 %
Comparable funeral preneed sales production:				
Total preneed sales	$ 310.7	$ 296.2	$ 14.5	4.9 %
Core contracts sold	36,395	36,969	(574)	(1.6)%
Non-funeral home contracts sold	24,772	21,690	3,082	14.2 %
Core average revenue per contract sold	$ 6,439	$ 6,263	$ 176	2.8 %
Non-funeral home average revenue per contract sold	$ 3,083	$ 2,983	$ 100	3.4 %

(1) Atneed revenue represents merchandise and services sold and delivered or performed once death has occurred.

(2) Matured preneed revenue represents merchandise and services sold on a preneed contract through our core funeral homes, which have been delivered or performed as well as the related merchandise and service trust fund income.

(3) Core revenue represents the sum of merchandise and services sold on an atneed contract or preneed contract, which were delivered or performed once death has occurred through our core funeral homes.

(4) Non-funeral home revenue represents services sold on a preneed or atneed contract through one of our non-funeral home sales channels (e.g. SCI Direct) and performed once death has occurred.

(5) Recognized preneed revenue represents travel protection, net and merchandise sold to a preneed customer and delivered before death has occurred.

(6) Other revenue primarily comprises general agency revenue, which is commissions we receive from third-party insurance companies for life insurance policies sold to preneed customers for the purpose of funding preneed arrangements.

(7) Total comparable cremation rate includes the impact of cremation services through our non-funeral sales channel (e.g. SCI Direct).

- Total comparable funeral revenue decreased by $7.4 million, or 1.3%, primarily driven by a $10.2 million, or 2.2%, decrease in core funeral revenue.

- Core funeral revenue decreased $10.2 million, or 2.2%, primarily due to a decline in core funeral services performed of 6.2% offset by growth in the core average revenue per service of 4.3%. This core average growth was achieved despite a 120 basis point increase in the core cremation rate. The core average growth is primarily driven by consumer preferences for enhanced product and service offerings as well as an increase in trust fund income.

- Comparable funeral gross profit grew by $5.8 million to $108.5 million despite the revenue decline. This increase in gross profit margin of 130 basis points to 19.9% is primarily due to lower fixed costs and reduced incentive compensation costs this quarter compared with the prior year.

- Comparable preneed funeral sales production grew $14.5 million, or 4.9%, in the third quarter of 2023 compared to 2022. Core preneed sales production grew $2.8 million, or 1.2%, from higher sales averages and non-funeral home preneed sales production grew $11.7 million, or 18.0%, both from higher sales averages and increased velocity.

Comparable Cemetery Results

The table below details comparable cemetery results of operations ("same store") for the three months ended September 30, 2023 and 2022. We consider comparable cemetery operations to be those businesses owned for the entire period beginning January 1, 2022 and ending September 30, 2023.

(Dollars in millions)	Three months ended September 30,			
	2023	2022	Var	%
Comparable cemetery revenue:				
Atneed property revenue	$ 35.2	$ 35.4	$ (0.2)	(0.6)%
Atneed merchandise and service revenue	73.9	73.2	0.7	1.0 %
Total atneed revenue [1]	109.1	108.6	0.5	0.5 %
Recognized preneed property revenue	214.4	200.8	13.6	6.8 %
Recognized preneed merchandise and service revenue	93.0	85.7	7.3	8.5 %
Total recognized preneed revenue [2]	307.4	286.5	20.9	7.3 %
Core revenue [3]	416.5	395.1	21.4	5.4 %
Other revenue [4]	29.1	28.6	0.5	1.7 %
Total comparable revenue	$ 445.6	$ 423.7	$ 21.9	5.2 %
Comparable gross profit	$ 144.3	$ 129.3	$ 15.0	11.6 %
Comparable gross profit percentage	32.4 %	30.5 %	1.9 %	
Comparable cemetery preneed and atneed sales production:				
Property	$ 244.1	$ 257.4	$ (13.3)	(5.2)%
Merchandise and services	184.9	194.2	(9.3)	(4.8)%
Discounts and other	(4.7)	(4.0)	(0.7)	(17.5)%
Preneed and atneed sales production	$ 424.3	$ 447.6	$ (23.3)	(5.2)%
Preneed sales production	$ 321.4	$ 341.5	$ (20.1)	(5.9)%
Recognition rate [5]	98.2 %	88.3 %		

(1) Atneed revenue represents property, merchandise, and services sold and delivered or performed once death has occurred.

(2) Recognized preneed revenue represents property, merchandise, and services sold on a preneed contract, which were delivered or performed as well as the related merchandise and service trust fund income.

(3) Core revenue represents the sum of property, merchandise, and services that have been delivered or performed as well as the related merchandise and service trust fund income.

(4) Other revenue is primarily related to endowment care trust fund income, royalty income, and interest and finance charges earned from customer receivables on preneed installment contracts.

(5) Represents the ratio of current period core revenue stated as a percentage of current period preneed and atneed sales production.

- Comparable cemetery revenue increased $21.9 million, or 5.2%, in the third quarter of 2023 compared to the third quarter of 2022. The increase was primarily due to higher core revenue of $21.4 million.

- Core revenue was higher by $21.4 million primarily as a result of a $20.9 million increase in total recognized preneed revenue. This growth is primarily due to revenue recognition from an expected increase in completed construction projects in the third quarter coupled with higher trust fund income.

- Comparable cemetery gross profit increased $15.0 million to $144.3 million. The growth of 190 basis points to 32.4% is primarily due to the growth in revenue mentioned above coupled with reduced incentive compensation costs this quarter compared with the prior year.

- Comparable preneed cemetery sales production decreased $20.1 million, or 5.9%. While we saw increased large sales production during the quarter, core production declined over the prior year as we experienced continued moderation in consumer discretionary spending as compared to the prior year quarter.

Other Financial Results

- *Corporate general and administrative expenses* decreased by $8.7 million to $33.2 million in the third quarter of 2023 compared to the third quarter of 2022. The decrease was primarily related to lower incentive compensation costs versus the prior year quarter.

- *Interest expense* increased $18.0 million to $61.5 million in the third quarter of 2023 primarily due to higher interest on our floating rate debt. During the third quarter, our floating rate debt carried a weighted average rate of 7.5%, which is over 400 basis points higher than the weighted average rate for our floating rate debt in the third quarter of 2022.

- The GAAP effective income tax rate for the third quarter of 2023 was 24.5%, up from 23.7% in the prior year quarter. Our adjusted effective tax rate was 25.1% in the third quarter of 2023 compared to 24.4% in the prior year quarter. The higher tax rate in the current period is primarily due to a change in estimate in the finalization of the 2021 tax return in the prior year.

Cash Flow and Capital Spending

(Dollars in millions)	Three months ended September 30,		Nine months ended September 30,	
	2023	2022	2023	2022
Net cash provided by operating activities	$ 227.8	$ 182.6	$ 591.5	$ 655.4
Payments for certain legal matters	—	—	13.3	—
Net cash provided by operating activities excluding special items	$ 227.8	$ 182.6	$ 604.8	$ 655.4
Cash taxes included in net cash provided by operating activities	$ 3.8	$ 44.6	$ 79.7	$ 142.2

Net cash provided by operating activities increased $45.2 million to $227.8 million in the third quarter of 2023 compared to $182.6 million in the third quarter of 2022. This increase in operating cash flow is primarily due to lower cash tax payments of $40.8 million and higher operating income. The decrease in cash taxes is related to a change in tax accounting method related to our cemetery segment, which will defer cash taxes into future years. Additionally, we experienced $18.3 million of higher cash interest payments and an increased use of preneed working capital compared to the prior year.

A summary of our capital expenditures is set forth below:

(Dollars in millions)	Three months ended September 30,		Nine months ended September 30,	
	2023	2022	2023	2022
Capital improvements at existing field locations	$ 28.1	$ 45.2	$ 82.7	$ 112.9
Development of cemetery property	40.8	34.4	111.8	75.9
Digital investments and corporate	12.9	13.7	47.5	36.8
Total maintenance, cemetery development, and other capital expenditures (Maintenance capital expenditures)	$ 81.8	$ 93.3	$ 242.0	$ 225.6
Growth capital expenditures/construction of new funeral service locations	8.9	7.0	25.8	27.2
Total capital expenditures	$ 90.7	$ 100.3	$ 267.8	$ 252.8

Total capital expenditures decreased in the current quarter by $9.6 million, primarily due to lower spend for capital improvements at existing locations as the prior year was impacted by certain technology infrastructure projects that did not recur in the current year. This decline was partially offset by increased outlays for the development of cemetery property to create inventory that we expect to generate future sales growth.

Trust Fund Returns

Total trust fund returns include realized and unrealized gains and losses and dividends and are shown gross without netting of certain fees. A summary of our consolidated trust fund returns as of September 30, 2023 is set forth below:

	Three Months	Nine Months
Preneed funeral	(2.8)%	6.7%
Preneed cemetery	(3.1)%	6.7%
Cemetery perpetual care	(2.8)%	5.6%
Combined trust funds	(2.9)%	6.4%

Non-GAAP Financial Measures

Earnings excluding special items and diluted earnings per share excluding special items shown above are non-GAAP financial measures. We believe these non-GAAP financial measures provide a consistent basis for comparison between quarters and years, and better reflect the performance of our core operations, as they are not influenced by certain income or expense items not affecting operations. We also believe these measures help facilitate comparisons to our competitors' operating results.

Set forth below is a reconciliation of our reported net income attributable to common stockholders to earnings excluding special items and our GAAP diluted earnings per share to diluted earnings per share excluding special items. We do not intend for this information to be considered in isolation or as a substitute for other measures of performance prepared in accordance with GAAP.

(Dollars in millions, except diluted EPS)	Three months ended September 30,			
	2023		2022	
	Net Income	Diluted EPS	Net Income	Diluted EPS
Net income attributable to common stockholders, as reported	$ 122.0	$ 0.80	$ 120.9	$ 0.76
Pre-tax reconciling items:				
Gains on divestitures and impairment charges, net	(2.5)	(0.02)	(14.4)	(0.09)
Tax effect from special items above	0.5	0.01	3.4	0.02
Change in uncertain tax reserves and other	(0.9)	(0.01)	(1.1)	(0.01)
Earnings excluding special items and diluted earnings per share excluding special items	$ 119.1	$ 0.78	$ 108.8	$ 0.68
Diluted weighted average shares outstanding		152.3		159.1

(Dollars in millions, except diluted EPS)	Nine months ended September 30,			
	2023		2022	
	Net Income	Diluted EPS	Net Income	Diluted EPS
Net income attributable to common stockholders, as reported	$ 398.9	$ 2.60	$ 473.0	$ 2.93
Pre-tax reconciling items:				
Gains on divestitures and impairment charges, net	(10.2)	(0.07)	(15.2)	(0.10)
Losses on early extinguishment of debt	1.1	0.01	1.2	0.01
Foreign currency exchange loss	—	—	1.5	0.01
Tax effect from special items above	2.5	0.02	3.3	0.02
Change in uncertain tax reserves and other	(1.4)	(0.01)	(0.2)	—
Earnings excluding special items and diluted earnings per share excluding special items	$ 390.9	$ 2.55	$ 463.6	$ 2.87
Diluted weighted average shares outstanding		153.6		161.4